UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*

Evogene Ltd.

 (Name of Issuer)

Common Stock, NIS 0.02 Per Share

 (Title of Class of Securities)

M4119S104

 (CUSIP Number)

November 24, 2013

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4119S104	13G	Page 2 of 9 Pages
1	NAME OF REPORTING PERSONS Psagot Investment House Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 2,526,709 (*)
	7	SOLE DISPOSITIVE POWER. ---
	8	SHARED DISPOSITIVE POWER 2,526,709 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,526,709 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.25% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The securities reported herein are beneficially owned by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., and provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd.  Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., and Psagot Provident Funds and Pension Ltd. (the “Subsidiaries”) is a wholly-owned subsidiary of Psagot Investment House Ltd.  The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the owners of the portfolio accounts or for the benefit of the members of the provident fund or pension funds, as the case may be.  This Statement shall not be construed as an admission by Psagot Investment House Ltd. or by any of the Subsidiaries that it is the beneficial owner of any of the securities covered by this Statement, and each of Psagot Investment House Ltd. and the Subsidiaries disclaims beneficial ownership of any such securities.

(**) Based on 19,072,077 shares of common stock outstanding as of  November 24, 2013 (as reported on Bloomberg LP).

CUSIP No. M4119S104	13G	Page 3 of 9 Pages
1	NAME OF REPORTING PERSONS Psagot Provident Funds and Pension Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,323,439 (*)
	7	SOLE DISPOSITIVE POWER. ---
	8	SHARED DISPOSITIVE POWER 1,323,439 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,439 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.94% (*)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) Based on 19,072,077 shares of common stock outstanding as of  November 24, 2013 (as reported on Bloomberg LP).

Item 1.        (a)           Name of Issuer:

 Evogene Ltd.

(b)	Address of Issuer's Principal Executive Offices:

13 Gad Feinstein Street, Park Rehovot P.O.B 2100, Rehovot L3 76121

Item 2. (a)	Name of Person Filing:

1.	Psagot Investment House Ltd.
2.	Psagot Provident Funds and Pension Ltd.

The securities reported herein are beneficially owned as follows:

•	648,009 shares (representing 3.40% of the total shares of ordinary shares outstanding) beneficially owned by portfolio accounts managed by Psagot Securities Ltd.;
•	457,385 shares (representing 2.40% of the total ordinary shares outstanding) beneficially owned by Psagot Exchange Traded Notes Ltd.
•
97,877 shares (representing 0.51% of the total shares of ordinary shares outstanding) beneficially owned by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 10,968 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above);

•	1,323,439 shares (representing 6.94% of the total shares of ordinary shares outstanding) beneficially owned by provident funds managed by Psagot Provident Funds and Pension Ltd.

Each of the Subsidiaries is a wholly-owned subsidiary of Psagot Investment House Ltd.

(b)	Address of Principal Business Office:

Psagot Investment House Ltd. – 14 Ahad Ha’am Street, Tel Aviv 65142, Israel
Psagot Provident Funds and Pension Ltd. – 14 Ahad Ha’am Street, Tel Aviv 65142, Israel

(c)	Citizenship:

Psagot Investment House Ltd. – Israel
Psagot Provident Funds and Pension Ltd. - Israel

(d)	Title of Class of Securities:

Common Stock, NIS 0.02 Par Value

(e)	CUSIP Number:

M4119S104

Item 3.	N.A.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of owners of the portfolio accounts, holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, or pension funds, as the case may be. This Statement shall not be construed as an admission by Psagot Investment House Ltd. or by any of the Subsidiaries that it is the beneficial owner of any of the securities covered by this Statement, and each of Psagot Investment House Ltd. and the Subsidiaries disclaims beneficial ownership of any such securities.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

N.A.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2013

Psagot Investment House Ltd.

/s/ Shlomo Pasha
__________________
By: Shlomo Pasha*
Title: Chief Financial Officer

/s/ Lilach Geva Harel
__________________
By: Lilach Geva Harel*
Title: Senior Vice President

Psagot Provident Funds and Pension Ltd.

/s/ Dikla Kaftzan
——————————————
By: Dikla Kaftzan*
Title: Operation VP

/s/ Amir Gil
——————————————
By: Amir Gil*
Title: Chief Investments Officer

*Signature duly authorized by resolution of the Board of Directors.

EXHIBIT NO.                                DESCRIPTION

Exhibit 1	Agreement of joint Filing by and among the reporting Persons.

Exhibit 2	Attorney's Certification dated December 3, 2013 certifying the signature authority of person(s) signing on behalf of Psagot Investment House Ltd.

Exhibit 3	Attorney's Certification dated December 3, 2013 certifying the signature authority of person(s) signing on behalf of Psagot Provident Funds and Pension Ltd.